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                                  UNITED STATES                                     OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                  --------------------------------
                             WASHINGTON, D.C. 20549                        OMB Number:           3235-0058
                                                                           Expires:          March 31,2006
                                  FORM 12B-25                              Estimated average burden hours
                                                                           per response...............2.50
                           NOTIFICATION OF LATE FILING                     --------------------------------

                                                                           --------------------------------
                                                                                   SEC FILE NUMBER

                                                                           001          31954
                                                                           --------------------------------
                                                                                     CUSIP NUMBER
(CHECK ONE): [ ]Form 10-K [ ] Form 20-F [ ]Form 11-K [X] Form 10-Q
             [ ]Form N-SAR   [ ]  Form N-CSR                               --------------------------------
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                      For Period Ended: September 30, 2005
                                       -------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                                                        -----------------

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            Full Name of Registrant

                               City Network, Inc.
                               ------------------

                           Former Name if Applicable

                           -------------------------

           Address of Principal Executive Office (STREET AND NUMBER)

                   2F-1, No. 16, Jian Ba Road, Chung Ho City
           ---------------------------------------------------------

                            City, State and Zip Code

                         Taipei County 235, Taiwan, ROC
                         ------------------------------


                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |    (a)  The reasons described in reasonable detail in Part III of this
    |         form could not be eliminated without unreasonable effort or
    |         expense;
    |    (b)  The subject annual report, semi-annual report, transition report
    |         on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or
[X] |         portion thereof, will be filed on or before the fifteenth
    |         calendar day following the prescribed due date; or the subject
    |         quarterly report of transition report on Form 10-Q, or portion
    |         thereof will be filed on or before the fifth calendar day
    |         following the prescribed due date; and
    |    (c)  The accountant's statement or other exhibit required by Rule
    |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Quarterly Report of City Network, Inc. (the "Company") on Form 10-QSB could not be filed within the prescribed time period because the review of the Company's financial statements was not complete. As a result, the Company could not solicit and obtain the necessary review of the Form 10-QSB and signatures thereto in a timely fashion prior to the due date of the report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Mitchell S. Nussbaum, Esq.           212                 407-4159
          --------------------------        -----------       ------------------
                  (Name)                    (Area Code)       (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If answer is no, identify report(s).                         [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?     [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               City Network, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                             By: /s/ Tiao-Tsan Lai
                                                ---------------------------
                                             Name: Tiao-Tsan Lai
Date November 14, 2005                       Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.